FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
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Item		Number

1.	Telefónica — Result of General Shareholders’ Meeting of Portugal Telecom	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
After the Extraordinary General Shareholders’ Meeting of the Portuguese company Portugal Telecom, SGPS, S.A. held in Lisbon today, Telefónica informs that a majority of the votes issued in the aforementioned General Shareholders’ Meeting were in favour of the approval of the offer submitted by Telefónica for the acquisition of the Portugal Telecom, SGPS, S.A.’s stake in Brasilcel, N.V., with 73.9% of the submitted votes in favour, and 26.1% of the total votes against it. The attendance quorum was 68.7% of the share capital of the company. Nevertheless, the agreement was vetoed by the Portuguese Government, invoking their rights under the so-called “Golden Share”.
Telefónica believes that the veto under the “Golden Share” is illegal, as it infringes, in addition to Portuguese law, European Union Law, in particular, among others, Article 56 of the European Union Treaty. The Board of Directors of Portugal Telecom SGPS SA has also stated at the General Shareholders’ Meeting, the illegality of the use of the “Golden Share” by the Portuguese Government.
Regarding the last paragraph of the letter sent to Portugal Telecom, SGPS, SA on June 29, 2010, Telefónica extends the period granted to such company to communicate its acceptance of the offer until July 16, 2010, at 23:59h (Lisbon time), as provided for in such last paragraph.
Madrid, June 30, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 30th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors